Exelon Corporation

April 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Timothy S. Levenberg

Re:	Exelon Corporation and Commonwealth Edison Company, Registration Statement on Form S-3, Filed on February 13, 2025, File Nos. 333-284911 and 333-284911-01

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Exelon Corporation (“Exelon”) and Commonwealth Edison Company (“ComEd”) hereby request that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated to April 8, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Ballard Spahr LLP, by calling Patrick Gillard at (215) 864-8536. Please direct any questions regarding the Registration Statement or this request to Patrick Gillard.

Sincerely,

/s/ David Skinner

David Skinner, Esq.
Assistant General Counsel

cc:     Patrick R. Gillard, Esq.